Exhibit 99.04

FOURTH AMENDMENT

TO THE

CARDINAL HEALTH 401(k) SAVINGS PLAN

FOR EMPLOYEES OF PUERTO RICO

(As amended and restated January 1, 2005)

Background Information

A. Cardinal Health, Inc. maintains a retirement plan known as the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees who live and work in Puerto Rico.

B. The Cardinal Health Financial Benefit Plans Committee (the “Committee”) oversees the administration of the Plan and is authorized to amend the Plan.

C. The Committee desires to amend the Plan to modify the definition of Compensation to exclude certain bonus payments that are partially or entirely guaranteed without regard to performance-based payment criteria.

D. The Committee also desires to amend the Plan to clarify certain provisions relating to Matching Contributions under the Plan.

E. Section 11.02 of the Plan permits the amendment of the Plan at any time.

Amendment of the Plan

The Plan is hereby amended as follows effective December 1, 2006:

1. Section 1.10 of the Plan is amended by the addition of a new subsection (vi) thereunder to read as follows:

(vi)	Any bonus payment if such bonus payment is wholly or partially payable without regard to the attainment of a performance-based goal (i.e., guaranteed).

2. Section 3.06.B of the Plan is amended in its entirety to read as follows:

B.

Safe Harbor Matching Contributions. On and after January 1, 2005, Matching Contributions sufficient to meet the “safe harbor” requirements of Section 401(k)(12) of the U.S. Code shall be made to each eligible Participant’s Account. Specifically, the Employer shall match 100% of each Participant’s Compensation Deferral Contributions that do not exceed 3% of the Participant’s Compensation and 50% of each Participant’s Compensation Deferral Contributions that exceed 3% of the Participant’s Compensation but that do not exceed 5% of the Participant’s Compensation. In addition, Safe Harbor Matching Contributions may not be made in an amount which would cause the Plan to fail to satisfy the requirements of U.S. Code Section 401(m)(11). Pursuant to Internal Revenue Service Notice 98-52, effective for Plan Years beginning on and after January 1, 2005, the limitation on Matching Contributions made at the Employer’s discretion on behalf of a Participant is an amount which, in the aggregate, does not exceed four percent (4%) of the Participant’s Compensation. The limitation under Notice 98-52 shall be observed only to the extent required by law to meet the requirements for the safe harbors under U.S. Code Section 401(k)(12) and 401(m)(11).

3. All other provisions and terms of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.

BY:	/s/ Susan M. Nelson
Susan M. Nelson
ITS:	Senior Vice President of Total Rewards

DATE:	December 1, 2006

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